NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock of Spirit Airlines, Inc. (the "Company") from listing and registration on the Exchange at the opening of business on December 16, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company's November 18, 2024, press release and Form 8-K disclosures that the Company has commenced a prearranged Chapter 11 process in the United States Bankruptcy Court for the Southern District of New York. In reaching its delisting determination, NYSE Regulation notes the Company disclosed that all of the Company's existing common stock and other equity interests will be cancelled without any distributions to the holders of such common stock and other equity interests on account thereof. On November 18, 2024, the Exchange determined that the Company's Common Stock should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified on November 18, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such a request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.